United States securities and exchange commission logo





                           November 22, 2022

       Chuck Pettid
       President and Director
       Fig Publishing, Inc.
       149 Fifth Avenue, Floor 10
       New York, NY 10010

                                                        Re: Fig Publishing,
Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed October 19,
2022
                                                            File No. 024-12017

       Dear Chuck Pettid:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Contractual Commitments, page 36

   1. For each offering under Regulation A, please disclose each licensed product, the amount of Fig Funds provided
for each licensed product and the amount of Fig Gaming Shares or
                                                        Fig Portfolio Shares
sold. Consider providing this information in a table.
   2. For each Regulation A offering where the company will return offering proceeds not used as Fig Funds, disclose
the amount of proceeds currently in escrow and the date by which the proceeds must be
used or returned to investors.
 Chuck Pettid
FirstName  LastNameChuck   Pettid
Fig Publishing, Inc.
Comapany 22,
November   NameFig
               2022 Publishing, Inc.
November
Page 2     22, 2022 Page 2
FirstName LastName
3. You disclose that you terminated the license agreement with Marauder and that investors who had entered into subscription agreement had their funds were returned. You then state the following: "During calendar year 2022, we entered into an additional license agreement for which we are currently raising capital via securities offerings pursuant to
         Tier 2 of Regulation A." Please clarify to what offering this sentence relates.
General

4. Please provide consistent disclosure throughout your offering circular of the number of
         FGS-Atari shares being offered and the offering price. For example, the fourth paragraph on the initial offering circular cover page indicates you are offering a maximum of 15,000
         FGS-Atari at $500 per share, the offering circular cover page of Schedule Atari indicates you are offering a maximum of 30,000 FGS-Atari at $500 per share, and the summary of the use of proceeds on page Atari-4 indicates that you expect an maximum of $15 million of proceeds assuming all 25,000 of the FGS-Atari shares are sold at the offering price of
         $1,000 per share.
5. Please revise your disclosure throughout the Schedule Atari to accurately and consistently describe the terms of the Fig Revenue-Sharing Agreement between the company and Atari
         Interactive, Inc. Examples include the following:
             The disclosure on page Atari-10 regarding the calculation of Fig's Revenue
              Share, including the Tier 2 Calculation rate and time period, is not consistent with the terms of the Fig Revenue-Sharing Agreement. The Tier 2 Calculation rate is also incorrect on pages Atari-26 and Atari-29.
             You sometimes refer to the developer as Small Impact Games rather than Atari; and
             In the revenue sharing formula on page Atari-9, Atari Incidental Deductions are subtracted from Revenue from Atari Product. You indicate that
Atari   s Incidental
              Deductions are uncapped. There is no reference to Atari Incidental Deductions in the Fig Revenue-Sharing Agreement with Atari Interactive, Inc.

         These are just examples. Please revise as appropriate.

6. Please discuss the implications of the Fig Shares Termination Date, which is 60 months after the date that is the earlier of (i) the date that the final Licensed Game under the Fig
         Revenue-Sharing Agreement is published or (ii) December 1, 2022. For example, disclose that the maximum period that holders of FGS-Atari could receive dividends is until December 1, 2027. Furthermore, although the company must return offering proceeds that are not used in connection with the Fig Revenue-Sharing Agreement within two years after the last closing of the offering, this means that proceeds could be contributed as Fig Funds to Atari for up to three-and-a-half years into the five-year term.
         Since it may take several years for any Licensed Game(s) to be developed and start generating revenues, holders of FGS-Atari shares may not receive dividends prior to
         December 1, 2027, even though the Licensed Game(s) may ultimately become
         commercially successful through funding with Fig Funds.
 Chuck Pettid
Fig Publishing, Inc.
November 22, 2022
Page 3
7. Refer to the last column in the Illustrative Revenue Sharing and Dividend Example on
         page Atari-11. The dividends per share amount does not appear to be correctly calculated for 6,000 outstanding shares of FGS-Atari. Please advise and revise as appropriate.
8. Refer to the graph illustrating potential cumulative dividends on page Atari-21. Please clarify the assumed time period of "estimated lifetime distributions" in light of the Fig
         Share Termination Date. In addition, explain why there are other blue point on the graph that do not correspond to example points.
9. Refer to the table under "Historical Results" on page Atari-22. Please explain why you present "Assumed Gross Sales Revenue" when you are presenting historical results. Also explain why footnotes 2, 3 and 4 to the table refer to Atari products. Lastly, please clarify, if true, that no games or other products have been released under license agreements relating to prior offerings of Fig Gaming Shares or Fig Portfolio Shares under Regulation
         A.
10. Please explain the purpose of the tables on page Atari-23 and Atari-24 and how they relate to the offering of FGS-Atari and the Fig Revenue-Sharing Agreement with Atari.
11. Refer to the description of Atari and Atari Products on pages Atari-16 to Atari-19. Please revise this disclosure to focus on information that would be material to investors in FGS-
         Atari shares regarding Atari Interactive, Inc. as the counter-party to the Fig Revenue-
         Sharing Agreement. Please consider the following when revising your disclosure:
             Clearly indicate which entity you are discussing. For example, it appears you use
              "Atari" to refer to various Atari entities, you refer to "the Company" without explaining which company, and it should be clear where you are discussing the party to the Fig Revenue-Sharing Agreement -- Atari Interactive, Inc.
             Clarify in what entity Wade J. Rosen has an ownership interest and what role he will play in connection with the Fig Revenue-Sharing Agreement.
             Clarify why it is material to investors in FGS-Atari shares to know detailed information about the board of directors of Atari.
             You indicate that Atari will need to secure agreements with third-party developers to have games developed. Explain how the Fig Revenue-Sharing Agreement takes into account Atari's use of third-party developers and the costs of these developers when determining Gross Receipts and Fig Revenue Share.
             Explain how you calculated "a collective 70% return-on-investment after less than a year on the market" for Atari's Recharged series of games and how this information is relevant to investors in FGS-Atari shares.
12. Refer to the disclosure about how you will select Atari Products on page Atari-20. This
FirstName LastNameChuck Pettid
       disclosure does not appear to represent how you will mutually agree on Licensed Games
Comapany
       withNameFig    Publishing,
            Atari or use particularInc.
                                    Atari intellectual property set forth in
the Fig Revenue-Sharing
       Agreement.
November   22, 2022 Please
                     Page 3revise as appropriate.
FirstName LastName
 Chuck Pettid
FirstName  LastNameChuck   Pettid
Fig Publishing, Inc.
Comapany 22,
November   NameFig
               2022 Publishing, Inc.
November
Page 4     22, 2022 Page 4
FirstName LastName
      Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal
Branch Chief, at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Anthony Ain, Esq.